February 14, 2008

Morris H. Wheeler
Chief Executive Officer
Cohesant Technologies Inc.
5845 West 82nd Street Suite 102
Indianapolis, Indiana 46278

> **Re: Cohesant Technologies Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 14, 2007**
> **File No. 000-24866**

Dear Mr. Wheeler:

We have completed our review of your Preliminary Proxy Statement and have no further comments at this time. If you have any questions, please contact Jay Mumford at 202-551-3637.

Sincerely,

Peggy Fisher
Assistant Director

cc: Michael Ellis, Esq. (via fax)